SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held company

CNPJ No 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in compliance with the terms set forth in Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, as in effect, hereby informs its shareholders and the market in general that, on this date, it was approved, in the 1019th meeting of the Board of Directors of the Company, the 32th issuance of simple, unsecured and non-convertible debentures, in single series (“Issuance” and “Debentures”, respectively), for public distribution, under the automatic registration rite, targeted to professional investors, pursuant to CVM Resolution No. 160 (“CVM Resolution 160”), of July 13, 2022, as amended, to Law 6,385, of December 7, 1976, as amended, as well as other legal and regulatory provisions (“Offer”), in the total amount of two billion and five hundred million reais (R$ 2,500,000,000.00) and with a maturity of 2 (years) years from the issuance date. The Debentures will be entitled to a remuneration corresponding to 100% of the accumulated variation in the DI Rate, plus a spread of 0.30% per year, based on 252 Business Days. It shall not be allowed the partial distribution of the Debentures.

The Offer will target professional investors only, in compliance with Articles 11 and 13 of CVM Resolution 30, of May 11, 2021, as amended. The process of structuring the Offer and distribution of the Debentures will be undertaken by a consortium of financial institutions belonging to the Securities Distribution System.

The entirety of the proceeds from the Issuance will be used to the replenish and/or reinforce the Company's cash position. The amount equivalent to the entirety of the proceeds raised through the Issuance will be allocated exclusively to the project categories described in the Framework (as defined below).

The Debentures are characterized as "Sustainable and Blue use of proceeds bond" ("Sustainable and Blue Debentures"), based on the Issuer's commitment to allocate an amount equivalent the entirety of the proceeds raised in the Issuance to the categories of projects described in the Sustainable Finance Framework ("Framework") prepared in December 2023 by the Company and available on the Company's website (http://ri.sabesp.com.br), which was duly verified and validated by means of a second opinion ("Second Opinion") issued by Attest ESG da Exame Ltda, in its capacity as external verifier.

This Material Fact is disclosed by the Company exclusively for informative purposes, in accordance with current regulations, and should not be interpreted or considered, for all legal purposes, as a material or effort to sell or offer.

In accordance with the applicable regulations and according to the rules of conduct set forth therein, additional information about the Company and the Offer shall be viewed on CVM’s website (http://www.gov.br/cvm) and the Company’s website (https://ri.sabesp.com.br).

São Paulo, August 26, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 26, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.